Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

31st December, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 30th December, 2008 alongwith a Media Release dated 30th December, 2008 in the matter of launching of GSM service in India, copy of the same is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

December 30, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: MEDIA RELEASE

We enclose herewith the media release dated December 30, 2008 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Communications Limited**

Authorised Signatory

Encl: as above.

Mumbai, December 30, 2008

Media Release

Reliance Communications announces world's largest customer experience programme and launches GSM service in over 11,000 towns all over India

- *Roll-out marks the completion of Rs 10,000 crores committed investment*
- *Reliance announces world's largest customer experience programme*
- *GSM service to be available nationwide in over 11,000 towns through 2,000 exclusive retail stores and over 1 million retailers*
- *Fastest network launch covering 1 billion people within 11 months*
- *Project 6 months ahead of schedule. Reliance completing in 15 months what other operators have taken 15 years to complete*
- *State of the art next generation GSM network with digital voice clarity and India's first nationwide enhanced EDGE for fast internet access*
- *Reliance's No. 1 CDMA network is now supported by India's strongest GSM network.. With this, Indians will have the unique proposition of being able to choose between two nationwide world class networks*

Reliance Communications will, over the next few days, launch a nationwide enhanced GSM service covering over 1 billion people.

A launch covering 1 billion people in 24,000 towns and 600,000 villages is by far the widest one-time launch. In India, this coverage is being rolled out by the industry over 15 years since launch. In comparison, Reliance's network has covered a billion people within 11 months, having received start-up GSM spectrum only in January 2008. Despite the scale, the project is running 6 months ahead of schedule.

Compared to aging mobile networks prevalent today, Reliance's new 21st Century Network brings a number of innovations that our customers will experience over the next few days:

- Next-gen electronics for super digital voice clarity
- Seamless coverage on major railway routes, national and state highways through dedicated mobile towers
- Access to a Reliance owned fibre network for unlimited capacity - both in India and overseas, resulting in unmatched quality on local, STD or ISD calls
- Nationwide enhanced EDGE for fastest internet access speeds

- Stutter-free video capability including 16 TV channels, sports updates as well as access to popular video sharing websites like Youtube
- Widest R-World® mobile content offering entertainment, music, news, cricket, bollywood, maps and search
- One-click set-up and access to email and social networking offering communication convenience of a PC

With the launch of its enhanced GSM service, Reliance's customers will be able to use the widest range of over 250 handsets and devices compared to any other operator in India. Reliance's customers can now roam on more networks globally in more than 200 countries – offering the widest choice available to customers in India.

"In 2003, Reliance changed the face of the telecom sector in India", said Mr. Anil Ambani, Chairman, Reliance Communications. "Through our nationwide GSM launch coupled with Reliance's continued focus on our No. 1 CDMA network, we will once again endeavor to re-write the rules of the industry by offering our customers an unbeatable proposition across coverage, quality, service breadth, handset range and above all, value".

About Reliance Communications

Reliance Communications Limited founded by the late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 63,000 crore (US$ 14 billion), cash flows of Rs. 12,000 crore (US$ 3 billion), net profit of Rs. 8,000 crore (US$ 2 billion) and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of over 60 million including over 1.7 million individual overseas retail customers, ranks among the Top 10 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 20,000 towns and 450,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

END